Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Treasure Success International Limited	Hong Kong
Jerash Garments and Fashions Manufacturing Co., Ltd.	Jordan
Chinese Garments and Fashions Manufacturing Co., Ltd.	Jordan
Jerash for Industrial Embroidery Company Limited	Jordan
Al-Mutafaweq Co. for Garments Manufacturing Ltd.	Jordan
Jiangmen Treasure Success Business Consultancy Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Victory Apparel Jordan Company Limited	Jordan